Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

08001395

Group Secretariat

4th March 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 MAR 25 A 5:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of an announcement in respect of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

dlw 3/25

[Press/JMHJLT2k80304/vk]

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

4th March 2008

For immediate release

Jardine Lloyd Thompson Group plc
Preliminary Results for the Year Ended 31st December 2007
(Unaudited)

The following announcement was issued today by the Company's 31%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

JARDINE LLOYD THOMPSON
Group plc

PRESS RELEASE

4th March 2008

JARDINE LLOYD THOMPSON GROUP plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31st DECEMBER 2007 (UNAUDITED)

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces preliminary results for the year ended 31st December 2007.

Financial Summary

	2007 £m	2006 £m	Change
• Fees and commissions	473.2	459.5	3%
• Underlying trading profit *	62.1	58.9	6%
• Profit before tax	95.2	90.8	5%
• Underlying profit before tax *	82.5	76.5	8%
• Diluted Earnings Per Share **	33.7p	21.6p	56%
• Underlying Diluted Earnings Per Share *	26.0p	23.8p	9%
• Total dividend for the year	20.5p	20.5p	-

* *Underlying results exclude exceptional items and impairments.*

** *Diluted Earnings Per Share in 2006 include the discontinued US operations and the exceptional loss on disposal.*

Highlights

- Good profit growth with underlying Earnings Per Share up 9%
- Worldwide Retail turnover up 8% with 19% trading margin
- London Market trading profit up 15% with benefit of cost savings
- Employee Benefits turnover up 7% with 17% trading margin
- Well positioned to capture new growth opportunities

Dominic Burke, Chief Executive, commented:

"I am very pleased to report a good set of results against a challenging backdrop.

"These results are a testimony to the hard work done over the past two years to reshape JLT and ensure that we have a good balance of earnings between the different businesses across the Group. We believe we now have the right strategy, structure and culture. We have great confidence in our ability to deliver profitable growth in 2008."

Enquiries:

Dominic Burke - Chief Executive	Jardine Lloyd Thompson Group	020 7528 4948
Jim Rush - Finance Director		020 7558 3777
Paul Dransfield - Head of Group Corporate Communications		020 7528 4933
Liz Morley/Anthony Silverman	Maitland	020 7379 5151

A presentation to investors and analysts will take place at 9.00am today at 6 Crutched Friars, London EC3N 2PH. A webcast of the presentation can be viewed on the Group's website www.jltgroup.com later today.

PRELIMINARY STATEMENT

JLT achieved a good overall improvement in its underlying performance for the year. This was despite the challenging insurance market conditions and weak dollar which continued to prevail through 2007.

Turnover for the year was £473.2 million, 3% ahead of 2006, or 4% ahead at constant rates of exchange.

Profit before tax was £95.2 million compared to £90.8 million in 2006, up 5%. This includes an exceptional gain of £29.1 million arising on the completion of the merger of French associate SIACI with Assurances et Conseils Saint-Honoré (ACSH), partly offset by exceptional restructuring costs, impairments and other charges totalling £16.4 million.

The underlying trading profit before exceptional items and impairments was £62.1 million, 6% ahead of the prior year or 9% at constant rates of exchange. The underlying trading margin improved to 13.1% from 12.8% in the prior year. Investment income for the year increased by £0.6 million to £17.5 million.

Underlying profit before tax, exceptional items and impairments was £82.5 million, 8% ahead of the prior year or 11% ahead at constant rates. This reflects the benefits of the London Market restructuring completed in the first half of 2007 and the work undertaken to better align our costs with revenues.

Profit after tax and minorities increased by £26.2 million to £72.4 million reflecting the net gain from exceptional items and impairments of £12.7 million while underlying profit after tax and minorities increased 10% to £55.9 million.

Underlying diluted earnings per share increased 9% to 26.0 pence per share. Diluted earnings per share was 33.7 pence per share compared to 21.6 pence in 2006.

OPERATIONAL REVIEW

Risk & Insurance

Turnover for the Risk & Insurance Group grew by 3% to £390.3 million or 4% at constant rates of exchange and trading profit was £63.3 million compared to £61.4 million in 2006, producing a trading margin of 16%, or 17% at constant rates, compared to 16% for the prior year. This business group comprises our retail operations around the world, together with our reinsurance, specialist risk and insurance businesses which are largely London based.

Retail

Turnover for our retail businesses showed strong growth of 8% to £196.8 million, of which 5% was attributable to strategically important bolt-on acquisitions. The overall trading margin was 19% compared to 21% in 2006.

<u>Australasia</u>

Australia and New Zealand produced a strong result with turnover increasing by 10% to £65.6 million, generating a trading margin of 25%, compared to 26% in 2006.

<u>Asia</u>

Asia also achieved a good result with turnover increasing by 6% to £33.2 million, producing a trading margin of 21%, compared to 20% in the prior year.

<u>UK & Europe</u>

In the UK and Europe, turnover increased 16% to £60.0 million with a good recovery shown in the second half of the year as anticipated at the time of the interim results. The trading margin for the

year was 17% compared to 20% in 2006. This reflected the integration of the European operations of SIACI in Poland, Italy and Spain and the acquisition of Pavilion Insurance Network, now trading as JLT Online.

Canada

In Canada, turnover grew by 2% to £18.5 million. This was a satisfactory result and the business is well positioned entering 2008.

Latin America

Revenue for our operations in Latin America declined 11% to £16.1 million, with a trading margin of 8%, compared to 19% in the prior year. This was a disappointing result which was attributable to our Mexican business which had a difficult year.

Insurance Management

Revenue for our Insurance Management operations was £3.4 million for the year, an increase of 15%. This business generated a small trading loss for the year which was anticipated as we invested to expand the services of this business in Bermuda, Guernsey and Malta.

Associates

Following the completion of the merger of JLT's French associate SIACI with ASCH in the first half of the year, JLT became a 20% shareholder in a newly formed holding company of those businesses, Newstone Courtage. As part of this transaction, JLT increased its direct shareholdings in SIACI's businesses in Italy and Poland by 40% and 20% respectively to 70% and acquired a 62% shareholding in SIACI's business in Spain. The aggregate contribution to profit from the merged entity was £2.6 million. The contribution from SIACI (formerly 32% owned) in 2006 was £2.5 million.

London Market Specialist Businesses

Our London Market businesses reported turnover of £193.5 million, down 2% or 1% at constant rates of exchange. This reflected general insurance market conditions and dollar weakness which impacted revenues and trading profits by some £2.3 million compared to 2006. The trading margin for our London market businesses improved from 12% to 14%.

Jardine Lloyd Thompson Limited

In Jardine Lloyd Thompson Limited, turnover was £109.1 million, up 2% or 3% at constant rates of exchange, producing a trading margin of 14% for the year, compared to 8% for 2006. The increase in trading margin represents a significant recovery, reflecting the delivery of the cost savings programme. The previously stated target margin for this business was 15% by 2008 and this has now been increased to a target margin of 20% by 2011.

Lloyd & Partners

Turnover for Lloyd & Partners Limited was £41.2 million, 5% behind prior year or 3% at constant rates of exchange, with a trading margin of 17% compared to 24% in the prior year.

Following the sale of our US retail operations at the end of 2006 and the restructuring of our London Market businesses, in early 2007 Lloyd & Partners and was given a new mandate for the development of wholesale business on a global basis and at the same time assumed responsibility for JLT's wholesale operations worldwide, including Bermuda.

During 2007, Lloyd & Partners focused on building a solid platform on which the business can be developed consistent with this wider geographical mandate. Significant investment has been made in bringing in additional skills through key hires in London, where the headcount had increased by 13%, and also through the acquisition of the Park business in Bermuda. There is now a broader and more balanced product and skill base in both locations.

The erosion of the trading margin from 24% to 17% was due in part to these investments but also reflected staff and client losses in Bermuda in late 2006 and early 2007 which impacted 2007 revenue and occurred prior to the Park acquisition.

We believe that we will begin to see in 2008 the benefit of the investments we have made in Lloyd & Partners, both in London and Bermuda, and this will lead to an improvement in the profit margin.

JLT Reinsurance Brokers

Turnover for JLTRe was £43.2 million for the year, down 8% on 2006, or 5% at constant rates of exchange. The trading margin for the year was 11% or 13% at constant rates of exchange, compared to 10% for 2006.

The programme of sustained investment and transformation of our reinsurance activities started in early 2005 with the objective of building a business that can deliver a broad range of risk transfer solutions alongside high quality advisory services.

During the year we did see a decline in reinsurance broking revenues but this was largely due to the deliberate decision to exit some low margin business, the result of which can be seen in the improving trading margin, and the impact of the merger of two of our largest reinsurance clients noted at the time of our interim results.

The headwinds of a soft market, increased retentions and continued weakness of the Dollar has impacted our traditional areas of strength being Marine and Energy and Aviation, albeit that in Marine and Energy we made up most of the loss through new production. This brings our decision to invest into the Non-Marine side of our activities more into focus and through a combined treaty, facultative and analytical approach we have grown our book by over 20% year on year.

2008 represents the third year of our plan to build out our reinsurance business and we will continue to make considered investments and expect to see both revenue and margin growth through the coming year.

Employee Benefits

Turnover for the Employee Benefits Division was £81.5 million for the year, an increase of 7% over 2006. Trading profit was £13.7 million, compared to £13.1 million in 2006, producing a trading margin of 17%, unchanged on the prior year.

This business has continued to produce satisfactory growth notwithstanding that 2007 was a year of generally lower activity compared to 2006 which had been driven by legal, regulatory and tax changes.

Good progress has been made with some important initiatives, including Pension Capital Strategies as a specialist pension consultant to companies. In addition, the use of our new operational facilities in Mumbai, India, has also made good initial progress in 2007, the benefits of which are expected to be seen in the second half of 2008 and beyond.

EXCEPTIONAL ITEMS AND IMPAIRMENTS

The net gain from exceptional items and impairments was £12.7 million. This comprised an exceptional gain of £29.1 million arising on the SIACI merger, partly offset by exceptional losses of £13.0 million and a goodwill impairment charge of £3.4 million.

The exceptional losses of £13.0 million comprised £4.1 million to complete London Market business restructuring, £6.1 million to restructure core processing activities in the second half of 2007, £0.6 million for post acquisition integration costs and £2.2 million for a commercial dispute settlement relating to events prior to the Group merger in 1997.

During the year, an impairment charge of £3.4 million was recognised in respect of the goodwill attributable to Latin America. This impairment arose as result of the weak trading performance in Mexico.

COST SAVINGS

The net annualised cost savings achieved in 2007 by the restructuring of our London Market businesses was approximately £10 million including £8 million arising from restructuring completed in 2006. The savings are reflected in the significantly improved trading performance of our London Market businesses despite challenging trading conditions.

The net annualised savings arising from the core processing restructuring are estimated to be £5 million but these savings are expected to be only partly achieved in 2008 as there will be some overlap of core processing costs while we continue to operate duplicated processes in the first half of 2008.

SHARE BUY-BACK

On 20 November 2007, the Group announced the commencement of a rolling share buy-back programme. The programme involves the potential purchase of up to £40 million of shares subject to renewal of the authority at the AGM in 2008. At today's date, the Group has purchased 838,131 shares under the programme at an average purchase price of £3.26 per share representing a total cash consideration of £2.7 million. The share buy-back is subject to market conditions and the Group's ongoing capital requirements and is consistent with our focus on efficient capital management and enhancing returns to shareholders.

FOREIGN EXCHANGE

The Group's major currency transaction exposure arises in our London Market businesses which earn annual US dollar dominated revenue of approximately $220 million representing 25% of Group revenue. As a consequence the Group's results are highly sensitive to changes in the Sterling/US dollar exchange rate, each one cent movement in our achieved rate, after hedging, translating into a change of approximately £0.6 million in profit before tax. Group policy is to adopt a prudent approach to the management of these exposures by maintaining a rolling hedging programme. In 2007, the Group achieved an average rate after hedging of US$1.85 compared with the average market rate of US$2.00. In 2006, the Group achieved an average rate after hedging of US$1.82 compared to an average market rate of US$1.84.

At the end of February 2008, some 75% of anticipated dollar earnings for 2008 are hedged at an average rate of US$1.96 and for 2009 some 25% of dollar earnings are hedged at an average rate of US$1.96.

DIVIDENDS

Subject to shareholder approval, an unchanged final dividend of 12.0p per share for the year to 31st December 2007 will be paid on 1st May 2008 to shareholders on the register at 4th April 2008. This brings the total dividend for the year to 20.5p per share, unchanged over the prior year.

STRATEGY AND CORPORATE DEVELOPMENTS

Our strategy continues to be centred on the commitment to the five principal lines of our business being: retail; specialty; wholesale; reinsurance and employee benefits. We continue to focus on our leading market positions and existing strengths and to take advantage of our diversified and

balanced business mix. At the same time, we seek to invest in lower risk initiatives and aim to grow both organically and by bolt-on acquisitions.

Building on the work undertaken in 2006, further good progress has been made in 2007 and there is a good balance of earnings between the different businesses across the Group, each with their different characteristics.

The strategic review undertaken over the past year has resulted in a number of initiatives. JLT has been reshaped and is well positioned to move forward with its growth strategy based on start-up growth opportunities; bolt-on acquisitions; better collaboration around the Group and continuing improvement in operational efficiencies.

At the beginning of 2007 we announced the establishment of a Joint Venture with ICAP plc and our joint venture in China is now gaining momentum.

In August 2007, we announced a number of strategically important bolt-on acquisitions which have now been successfully integrated. We are confident that our financial objectives for these acquisitions will be achieved.

Finally, in December 2007 we announced the establishment of Thistle Underwriters Limited. Thistle is at the forefront of a major international Group initiative to drive forward JLT's activities as a value added distributor and service provider of insurance products. Thistle Underwriters is expected to commence trading towards the end of the second quarter of 2008 subject to regulatory approval.

MARKET CONDITIONS

Insurance market conditions remain very competitive as many insurers continue to protect and build market share. We see no reason to believe that this is going to change in the short or even medium term while there remains an excess of capital combined with the recent relatively benign claims experience. That said, the reinsurance renewal season was more disciplined than some had predicted. In addition, there remains intense competition between brokers to win and retain business.

OUTLOOK

Although still early in the year, we expect further profitable growth in 2008. Looking further ahead, we anticipate that the combined impact of actions taken over the past two years and our strategic initiatives will enable JLT to continue to deliver value to our shareholders, clients and employees.

Results follow *Continued on P.7*

Jardine Lloyd Thompson Group plc
Consolidated Income Statement
For the year ended 31st December 2007

Continuing operations:	Notes	2007 £'000	2006 £'000
Fees and commissions	4	**473,194**	459,537
Investment income	1	**17,450**	16,853
Salaries and associated expenses		**(298,363)**	(266,300)
Premises		**(31,595)**	(30,292)
Other operating costs		**(55,290)**	(77,060)
Depreciation, amortisation and impairment charges	5	**(12,978)**	(13,311)
Operating Profit	4,5	**92,418**	89,427
Analysed as:			
Operating profit before exceptional items and impairment charges		**79,665**	75,138
Gain on disposal of investment in associate	5	**29,097**	-
Group reorganisation and rationalisation costs	5	**(10,103)**	(13,277)
Other non-recurring items	5	**(2,811)**	625
Impairment charges	5	**(3,430)**	(4,359)
Curtailment gain on closure of defined benefit pension schemes	5	**-**	31,300
Operating Profit		**92,418**	89,427
Finance costs		**(5,264)**	(3,791)
Finance income		**5,389**	2,584
Net finance income/(cost)	1,6	**125**	(1,207)
Share of results of associates after tax and minority interests		**2,669**	2,543
Profit before taxation		**95,212**	90,763
Income tax expense	7	**(22,006)**	(29,333)
Profit for the year from continuing operations		**73,206**	61,430
Discontinued operations:			
Profit for the year from discontinued operations	2,3	**-**	1,535
Loss on sale of US operations	2,5	**-**	(15,621)
Profit for the year		**73,206**	47,344
Attributable to:			
Shareholders of the Company	4	**72,402**	46,166
Minority interests		**804**	1,178
		73,206	47,344
Earnings per share	9		
Basic		**33.7p**	21.6p
Basic - continuing operations		**33.7p**	28.2p
Diluted		**33.7p**	21.6p
Diluted - continuing operations		**33.7p**	28.2p

Jardine Lloyd Thompson Group plc
Consolidated Group Balance Sheet
As at 31st December 2007

	Notes	2007 £'000	2006 £'000
NET OPERATING ASSETS			
Non-current assets			
Goodwill		**160,010**	144,281
Intangible assets		**11,101**	11,338
Property, plant and equipment		**24,473**	22,753
Investment in associates		**30,250**	9,009
Available-for-sale financial assets	10	**1,034**	6,643
Derivative financial instruments	11	**403**	1,956
Employee benefit trusts		**1,287**	2,371
Deferred tax assets		**26,349**	46,359
Retirement benefit surpluses	15	**4,464**	-
		259,371	244,710
Current assets			
Trade and other receivables	12	**160,852**	137,835
Current tax assets		**2,881**	-
Derivative financial instruments	11	**3,890**	7,187
Available-for-sale financial assets	10	**11,103**	9,069
Cash and cash equivalents	13	**348,659**	350,339
		527,385	504,430
Current liabilities			
Borrowings		**(2,078)**	(423)
Trade and other payables	14	**(444,508)**	(410,678)
Derivative financial instruments	11	**(730)**	-
Current tax liabilities		**-**	(302)
Provisions for liabilities and charges	16	**(20,473)**	(35,501)
		(467,789)	(446,904)
Net current assets		**59,596**	57,526
Non-current liabilities			
Borrowings		**(49,509)**	(20,802)
Derivative financial instruments	11	**(97)**	(995)
Deferred tax liabilities		**(6,751)**	(7,300)
Retirement benefit obligations	15	**(31,856)**	(99,815)
Provisions for liabilities and charges	16	**(8,291)**	(7,692)
		(96,504)	(136,604)
		222,463	165,632
TOTAL EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary shares	17	**10,667**	10,634
Share premium	17	**76,764**	74,568
Fair value and hedging reserves	17	**2,681**	6,998
Exchange reserves	17	**1,494**	(4,070)
Retained earnings	17	**127,694**	73,140
Shareholders' equity		**219,300**	161,270
Minority interests		**3,163**	4,362
		222,463	165,632

Jardine Lloyd Thompson Group plc
Consolidated Statement of Recognised Income and Expense
For the year ended 31st December 2007

	2007 £'000	2006 £'000
Actuarial gains recognised in post retirement benefit schemes	35,268	3,705
Taxation thereon	(9,963)	(1,093)
	25,305	2,612
Fair value gains/(losses) net of tax		
- available-for-sale	(1,098)	(1,072)
- cashflow hedges	(3,219)	7,637
Currency translation differences	5,564	(10,299)
Net gains/(losses) recognised directly in shareholders' equity	26,552	(1,122)
Profit for the year	73,206	47,344
Effect of restructuring of shareholding in associate	-	(553)
Total recognised income and expense for the year	99,758	45,669
Attributable to:		
Shareholders of the Company	98,954	44,491
Minority interests	804	1,178
	99,758	45,669

Jardine Lloyd Thompson Group plc
Consolidated Cash Flow Statement
For the year ended 31st December 2007

	Notes	2007 £'000	2006 £'000
Cash flows from operating activities			
Cash generated from operations	18	**14,416**	60,118
Interest paid		**(5,025)**	(3,322)
Fair value gains on financial instruments		**(51)**	(176)
Interest received		**20,013**	19,417
Taxation paid		**(13,971)**	(20,174)
Increase/(decrease) in net insurance broking creditors		**20,451**	(23,174)
		35,833	32,689
Dividend received from associates		**64**	140
Net cash from operating activities		**35,897**	32,829
Cash flows from investing activities			
Purchase of property, plant and equipment		**(8,336)**	(8,097)
Purchase of intangible fixed assets		**(6,060)**	(4,549)
Purchase of available for sale "other" investments		**(18)**	(453)
Disposal of property, plant and equipment		**676**	3,700
Disposal of intangible fixed assets		**732**	1,108
Acquisition of businesses (net of cash acquired)	19	**(17,478)**	(1,314)
Disposal of business (net of cash disposed of)	20	**16,671**	50,514
Disposal of available for sale "other" investments		**969**	152
Issue of shares to minority shareholders in subsidiary undertakings		**-**	737
Net cash used in investing activities		**(12,844)**	41,798
Cash flows from financing activities			
Equity dividend paid		**(43,512)**	(43,483)
Net cash flows from investments and deposits		**3,010**	56,638
Purchase of investments by Employee Benefit Trust		**(4,827)**	(510)
Share buy back programme		**(2,738)**	-
Issue of ordinary shares		**2,229**	1,217
Net increase/(decrease) in borrowings		**22,490**	(32,572)
Dividend paid to minority shareholding		**(2,374)**	(596)
Net cash used in financing activities		**(25,722)**	(19,306)
Effects of exchange rate changes		**989**	(5,380)
Net (decrease)/increase in cash and cash equivalents		**(1,680)**	49,941
Cash and cash equivalents at beginning of year		**350,339**	300,398
Cash and cash equivalents at end of the year		**348,659**	350,339

1. Basis of Preparation

Basis of preparation

The Group consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivative financial instruments and using accounting policies and presentation which comply with International Financial Reporting Standards (IFRS) as required by IAS 1.

Comparative reclassification

Interest income arising on "own cash" has been included as part of "net finance income/(cost)" from 2007 to reflect the way the Group reports interest earnings internally. As a consequence, interest earned on own cash during 2006 has been reclassified to "finance income". There is no impact on the reported profit before taxation for 2006.

2. Alternative Income Statement

The format of the consolidated income statement on page 7 conforms to the requirements of IFRS. The alternative income statement set out below, which is provided by way of additional information, has been prepared on a basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	Year to 31st December 2007				
Continuing operations	**Underlying profit £'000**	**Reclassification £'000**	**Impairment charges £'000**	**Exceptional items £'000**	**Total £'000**
Fees and commissions	**473,194**	-	-	-	**473,194**
Salaries and associated expenses	**(291,578)**	-	-	(6,785)	**(298,363)**
Premises	**(30,440)**	-	-	(1,155)	**(31,595)**
Other operating costs	**(79,980)**	567	-	24,123	**(55,290)**
Depreciation, amortisation and impairment	**(9,076)**	(472)	(3,430)	-	**(12,978)**
Trading profit	**62,120**	95	(3,430)	16,183	**74,968**
Investment income	**17,450**	-	-	-	**17,450**
Profit on disposal of fixed asset investments	**567**	(567)	-	-	**-**
Amortisation of other intangibles	**(472)**	472	-	-	**-**
Operating profit	**79,665**	**-**	**(3,430)**	**16,183**	**92,418**
Net finance income	**125**	-	-	-	**125**
Share of results of associates after tax and minority interests	**2,669**	-	-	-	**2,669**
Profit before taxation	**82,459**	**-**	**(3,430)**	**16,183**	**95,212**

2. Alternative Income Statement (cont'd)

	Year to 31st December 2006				
Continuing operations	Underlying profit £'000	Reclassification £'000	Impairment charges £'000	Exceptional items £'000	Total £'000
Fees and commissions	459,537	-	-	-	459,537
Salaries and associated expenses	(286,853)	-	-	20,553	(266,300)
Premises	(28,706)	-	-	(1,586)	(30,292)
Other operating costs	(76,737)	(4)	-	(319)	(77,060)
Depreciation, amortisation and impairment	(8,385)	(567)	(4,359)	-	(13,311)
Trading profit	58,856	(571)	(4,359)	18,648	72,574
Investment income	16,853	-	-	-	16,853
Loss on disposal of fixed asset investments	(4)	4	-	-	-
Amortisation of other intangibles	(567)	567	-	-	-
Operating profit	75,138	-	(4,359)	18,648	89,427
Net finance costs	(1,207)	-	-	-	(1,207)
Share of results of associates after tax and minority interests	2,543	-	-	-	2,543
Profit before taxation	76,474	-	(4,359)	18,648	90,763
Discontinued operations	2,036	-	-	-	2,036
Profit for the period from discontinued operations	-	-	-	(16,252)	(16,252)
Total	78,510	-	(4,359)	2,396	76,547

The 2006 discontinued operations in the consolidated income statement on page 7 are required to be stated after Income Tax whereas for the purposes of the Alternative Income Statement they have been stated before Income Tax.

The table below provides a reconciliation between both sets of figures.

	Year to 31st December 2006		
Discontinued operations	Before Tax £'000	Tax £'000	After Tax £'000
Profit for the period from discontinued operations	2,036	(501)	1,535
Loss on sale of US operations	(16,252)	631	(15,621)
Total	(14,216)	130	(14,086)

2. Alternative Income Statement (cont'd)

Segment information - primary reporting format reconciliation

	Risk & Insurances £'000	**Employee Benefits £'000**	**Head Office & Other £'000**	**Unallocated £'000**	**Total £'000**
Underlying trading profit	**63,289**	**13,732**	**(14,901)**	**-**	**62,120**
Profit/(loss) on disposal of fixed asset investments	135	488	(56)	-	567
Amortisation of other intangibles	(219)	(253)	-	-	(472)
Exceptional items	(7,626)	(5,143)	28,952	-	16,183
Segment result	**55,579**	8,824	13,995	-	**78,398**
Impairment charges	(3,430)	-	-	-	(3,430)
Investment income	-	-	-	17,450	17,450
Operating profit	**52,149**	**8,824**	**13,995**	**17,450**	**92,418**

Continuing operations Year to 31st December 2006	Risk and Insurances £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Total £'000
Underlying trading profit	61,368	13,132	(15,644)	-	58,856
Profit/(loss) on disposal of fixed asset investments	5	-	(9)	-	(4)
Amortisation of other intangibles	(567)	-	-	-	(567)
Exceptional items	(10,089)	(704)	29,441	-	18,648
Segment result	50,717	12,428	13,788	-	76,933
Impairment charges	(3,109)	-	(1,250)	-	(4,359)
Investment income	-	-	-	16,853	16,853
Operating profit	47,608	12,428	12,538	16,853	89,427
Discontinued operations					
Profit for the year from discontinued operations	2,097	-	-	-	2,097
Loss on sale of US operations	-	-	-	(16,252)	(16,252)
Total	49,705	12,428	12,538	601	75,272

3. Discontinued operations

On 8th September 2006 the Group announced that it had reached agreement with Alliant Insurance Services, Inc. for the sale of its US based Property and Casualty Insurance and Employee Benefits businesses.

The loss on sale before tax was £16.3 million and included the write off of goodwill and all related transaction costs. It was reported as an exceptional item in discontinued operations.

	Notes	2007 £'000	2006 £'000
Fees and commissions	4	-	25,245
Investment income		-	317
Salaries and associated expenses		-	(28,299)
Premises		-	(1,193)
Other operating costs		-	(9,849)
Depreciation, amortisation and impairment charges		-	(376)
Operating loss	4,5	-	(14,155)
Analysed as:			
Operating profit before exceptional items and impairment charges		-	2,097
Loss on sale of US operations		-	(16,252)
Operating loss		-	(14,155)
Finance costs		-	(61)
Loss before taxation		-	(14,216)
Income tax		-	130
Loss for the year from discontinued operations	4	-	(14,086)

4. Segment Information

Primary reporting format - business segments

Business segments: the Group is organised on a worldwide basis into three main segments: Risk & Insurance, Employee Benefits and Head Office & Other operations. The segments are the basis on which the Company reports its primary segment information. The Risk & Insurance segment comprises the Group's worldwide insurance, reinsurance broking and risk services activities. The Employee Benefits segment consists of pension administration, outsourcing, employee benefits consultancy and US Group marketing activities. The Head Office & Other segment consists mainly of holding companies, central administration functions, the Group's captive insurance companies and the Group's investment in Newstone Courtage, the holding company of SIACI Saint Honore.

Segment results
In accordance with IAS 14, segment results include the net income or expense derived from the trading activities of the segment. Investment income and finance costs are excluded since the trading activities of the Group's primary segments are not of a financial nature. The standard also specifically excludes the income tax expense from segmental allocation with the consequence that the minority interest charge is also excluded.

Segment assets include:
- non current assets excluding investments in associates and deferred tax assets,
- trade debtors and other debtors.

It excludes any interest bearing assets (e.g. cash and cash equivalent and available-for-sale financial assets).

Segment liabilities include:
- Insurance and other creditors,
- provisions for liabilities and charges.

It excludes any interest bearing liabilities (e.g. borrowings) as well as current and deferred tax liabilities.

Items excluded from segmental allocation are referred to below as "unallocated".

4. Segment Information cont'd

Investments in associates: Following the merger of the Group's French associate SIACI SA with Assurances et Conseils Saint Honore, the Group disposed of its shareholding in Courcelles Participations (the holding company for SIACI SA) in exchange for cash and a 20% shareholding in the new holding company of the merged entity, Newstone Courtage. For the purposes of this segmental analysis the Group's share of net profit from both Courcelles' and Newstone during the period as well as the net investment in Newstone at 31st December 2007 are shown separately in conjunction with data from the "Head Office & Other" segment. Group companies also own a number of small associates in Australia and Asia which are included in the "Risk & Insurance" segment.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions through business combinations.

Year to 31st December 2007	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Continuing Operations £'000	Discontinued Operations £'000	Total £'000
Fees and commissions	390,325	81,480	1,389	-	473,194	-	473,194
Segment result	55,579	8,824	13,995	-	78,398	-	78,398
Impairment charge	(3,430)	-	-	-	(3,430)	-	(3,430)
Investment income	-	-	-	17,450	17,450	-	17,450
Operating profit	52,149	8,824	13,995	17,450	92,418	-	92,418
Net finance income	-	-	-	125	125	-	125
Share of results of associates after tax & MI	32	-	-	2,637	2,669	-	2,669
Profit before taxation	**52,181**	**8,824**	**13,995**	**20,212**	**95,212**	-	**95,212**
Income tax expense	-	-	-	(22,006)	(22,006)	-	(22,006)
Minority interests	-	-	-	(804)	(804)	-	(804)
Net profit	**52,181**	**8,824**	**13,995**	**(2,598)**	**72,402**	-	**72,402**
Segment assets	230,223	95,313	39,864	-	365,400	-	365,400
Associates	2,607	-	27,643	-	30,250	-	30,250
Unallocated assets	-	-	-	391,106	391,106	-	391,106
Total assets	**232,830**	**95,313**	**67,507**	**391,106**	**786,756**	-	**786,756**
Segment liabilities	(420,798)	(21,666)	(62,551)	-	(505,015)	-	(505,015)
Unallocated liabilities	-	-	-	(59,278)	(59,278)	-	(59,278)
Total liabilities	**(420,798)**	**(21,666)**	**(62,551)**	**(59,278)**	**(564,293)**	-	**(564,293)**
Other segment items							
Capital expenditure	10,938	756	2,702	-	14,396	-	14,396
Depreciation, amortisation and impairment	(8,728)	(980)	(3,270)	-	(12,978)	-	(12,978)

4. Segment Information cont'd

Year to 31st December 2006	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Continuing Operations £'000	Discontinued Operations £'000	Total £'000
Fees and commissions	379,198	75,933	4,406	-	459,537	25,245	484,782
Segment result	50,717	12,428	13,788	-	76,933	(14,472)	62,461
Impairment charge	(3,109)	-	(1,250)	-	(4,359)	-	(4,359)
Investment income	-	-	-	19,436	19,436	323	19,759
Operating profit	47,608	12,428	12,538	19,436	92,010	(14,149)	77,861
Finance costs	-	-	-	(3,790)	(3,790)	(67)	(3,857)
Share of results of associates after tax & MI	67	-	2,476	-	2,543	-	2,543
Profit before taxation	47,675	12,428	15,014	15,646	90,763	(14,216)	76,547
Income tax expense	-	-	-	(29,333)	(29,333)	130	(29,203)
Minority interests	-	-	-	(1,178)	(1,178)	-	(1,178)
Net profit	47,675	12,428	15,014	(14,865)	60,252	(14,086)	46,166
Segment assets	254,825	40,904	30,811	-	326,540	-	326,540
Associates	2,412	-	6,597	-	9,009	-	9,009
Unallocated assets	-	-	-	413,591	413,591	-	413,591
Total assets	257,237	40,904	37,408	413,591	749,140	-	749,140
Segment liabilities	(387,221)	(16,438)	(150,161)	-	(553,820)	-	(553,820)
Unallocated liabilities	-	-	-	(29,688)	(29,688)	-	(29,688)
Total liabilities	(387,221)	(16,438)	(150,161)	(29,688)	(583,508)	-	(583,508)
Other segment items							
Capital expenditure	7,560	719	4,164	-	12,443	203	12,646
Depreciation, amortisation and impairment	(8,780)	(21)	(4,510)	-	(13,311)	(376)	(13,687)

Secondary reporting format - geographical segments

Geographical segments: although the Group's three business segments are managed on a worldwide basis, they operate in five principal geographical areas of the world.

The United Kingdom is the home country of the parent company Jardine Lloyd Thompson Group plc.

The Risk & Insurance segment operates in the United Kingdom, its home country, and also in Guernsey. In the Americas, the Risk & Insurance segment operates in the following countries: Bermuda, Brazil, Canada, Colombia, Mexico, Peru and the United States. In Europe, it operates in the Republic of Ireland, Italy, Spain, Poland, France, Sweden, Norway and Russia. The Australasian segment includes operations in Australia and New Zealand and the Asian segment includes operations in Singapore, Hong Kong, Taiwan, Indonesia, Japan, Thailand, Korea, Philippines, Malaysia and China.

The Employee Benefits segment operates mainly in the United Kingdom and in the United States..

The Head Office & Other activities segment is mainly based in the United Kingdom with minor operations in the United States, Europe and Asia. The Group's captive insurance companies, whilst located in Bermuda, are included in the United Kingdom segment.

Fees and commissions are allocated based on (1) the country in which the office is located and (2) the country in which the customer is located.

Depreciation, amortisation & impairment, capital expenditure, segment assets and liabilities are allocated based on the country in which they are located or occur.

4. Segment Information cont'd

Year to 31st December 2007 **Continuing operations**	Fees and commissions (1) £'000	Fees and commissions (2) £'000	Depreciation amortisation & impairment £'000	Capital expenditure £'000	Segment assets £'000	Segment Liabilities £'000
UK	306,644	148,951	5,354	7,874	248,058	(375,092)
Americas	50,307	114,680	4,760	1,672	50,926	(43,116)
Australasia	65,620	72,487	1,735	1,828	29,159	(45,720)
Asia	34,342	42,809	722	1,704	19,004	(20,288)
Europe	16,281	83,886	407	1,318	18,253	(20,799)
Rest of World	-	10,381	-	-	-	-
	473,194	**473,194**	**12,978**	**14,396**	**365,400**	**(505,015)**
Associates					30,250	-
Unallocated assets/liabilities					391,106	(59,278)
Total assets/liabilities					**786,756**	**(564,293)**

Year to 31st December 2006 Continuing operations	Fees and commissions (1) £'000	Fees and commissions (2) £'000	Depreciation amortisation & impairment £'000	Capital expenditure £'000	Segment assets £'000	Segment Liabilities £'000
UK	299,943	177,214	8,916	8,707	242,774	(429,704)
Americas	56,179	124,042	2,016	939	42,460	(57,691)
Australasia	59,778	65,599	1,715	1,775	25,279	(34,436)
Asia	32,272	42,036	515	679	12,107	(21,341)
Europe	11,365	44,816	149	342	3,920	(10,648)
Rest of World	-	5,830	-	-	-	-
	459,537	459,537	13,311	12,442	326,540	(553,820
Discontinued operations						
Americas	25,245	25,245	376	204	-	-
	484,782	484,782	13,687	12,646	326,540	(553,820)
Associates					9,009	-
Unallocated assets/liabilities					413,591	(29,688)
Total assets/liabilities					749,140	(583,508)

5. Operating Profit

The following items have been charged/(credited) in arriving at operating profit and are disclosed for continuing and discontinued operations:	**2007 £'000**	2006 £'000
Foreign exchange (gains)/losses:		
Fees and commissions	**(9,208)**	(1,322)
Other operating costs	**(42)**	617
	(9,250)	(705)
Impairment charges		
- goodwill	**3,400**	-
- employment contract payments	**30**	2,598
- other investments	**-**	512
- trade and other receivables	**-**	1,249
Amortisation of intangible assets:		
- software costs	**1,435**	1,254
- other intangible assets	**472**	567
Depreciation on property, plant and equipment		
- owned assets	**7,313**	7,236
- leased assets under finance leases	**328**	271
Total depreciation, amortisation and impairment charges	**12,978**	13,687
Amortisation of intangible assets:		
- Employment contract payments (included in salaries and associated expenses)	**2,492**	4,730
Profit on disposal of property, plant and equipment:	**(27)**	(206)
Operating lease rentals payable:		
Minimum lease payments		
Land & Buildings	**14,726**	17,370
Furniture, equipment & motor vehicles	**195**	113
Computer equipment & software	**20**	26
Other	**391**	-
Sub-lease payments		
Land & Buildings	**(2,514)**	(2,918)
Available for sale financial assets		
- Fair value (gains)/losses	**(14)**	87
- (Gain))/loss on sale	**(5)**	4
	(19)	91
Exceptional items:		
Reorganisation and redundancy costs of which:		
- included in salaries and associated expenses	**6,327**	10,747
- included in premises costs	**1,003**	-
- included in other operating costs	**2,773**	2,530
	10,103	13,277
Acquisition integration costs of which:		
- included in salaries and associated expenses	**458**	-
- included in premises costs	**152**	-
- included in other operating costs	**19**	-
	629	-
Sale of associate - Courcelles Participations (included in other operating costs)	**(29,097)**	-
Commercial dispute settlement (included in other operating costs)	**2,182**	-
Curtailment gain re UK defined benefit pension scheme (included in salaries and associated expenses)	**-**	(31,300)
Sale of US Property and Casualty Insurance and Employee Benefits businesses of which:		
- included in salaries and associated companies	**-**	10,376
- included in other operating costs	**-**	5,876
	-	16,252
Sale of Chicago operations - JLT Services Inc (included in other operating costs)	**-**	(3,347)
Vacant property provisions (included in premises costs)	**-**	1,586
Sale of Cayman Island business - additional costs (included in other operating costs)	**-**	249
Branch disposal JLT Re Solutions - additional costs (included in other operating costs)	**-**	142
Professional fees in respect of potential acquisition (included in other operating costs)	**-**	745
Total exceptional items	**(16,183)**	(2,396)
Exceptional items are disclosed in the income statement as follows:		
- continuing operations	**(16,183)**	(18,648)
- discontinued operations	**-**	16,252
Total exceptional items	**(16,183)**	(2,396)

6. Net finance income/(costs)

	2007 £'000	2006 £'000
Continuing operations		
Interest receivable - own funds	**2,682**	2,535
Investment income from fixed asset investments	**50**	48
Interest expense:		
- bank and other borrowings	**(4,791)**	(3,145)
- finance leases	**(100)**	(82)
- interest in respect of provision discounting	**(312)**	(244)
Pension financing:		
- expected return on post employment scheme assets	**28,282**	23,854
- interest on post employment scheme liabilities	**(25,700)**	(24,086)
- net pension financing income/(charge)	**2,582**	(232)
Net foreign exchange transaction gain/(losses)		
Fair value (gains)/losses on financial instruments		
- interest rate swaps : cash flow hedges, transfer from equity	**75**	(88)
- forward contracts : fair value hedges	**(61)**	1
	125	(1,207)
Finance costs	**(5,264)**	(3,791)
Finance income	**5,389**	2,584
Net finance income/(costs)	**125**	(1,207)
Discontinued operations		
- Interest receivable - own funds	**-**	6
- bank and other borrowings	**-**	(63)
- interest in respect of provision discounting	**-**	(4)
		(61)
	125	(1,268)

7. Income tax expense

	2007 £'000	2006 £'000
Current tax expense		
Current year	**11,966**	13,330
Over provided in prior years	**(273)**	(32)
	11,693	13,298
Deferred tax expense		
Origination and reversal of temporary differences	**5,081**	16,142
Reduction in tax rate	**809**	3
Benefit of tax losses recognised	**4,410**	47
Prior year losses now recognised	**13**	(287)
	10,313	15,905
Total income tax expense	**22,006**	29,203
Less:-		
- tax on profits from discontinued operations	**-**	(501)
- tax credit on loss on sale of US operations	**-**	631
Total income tax expense in income statement	**22,006**	29,333

7. Income tax expense cont'd

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2007 £'000	2006 £'000
Profit before tax		
- continuing operations	**95,212**	90,763
- discontinued operations	**-**	2,036
- loss on disposal of US operations	**-**	(16,252)
	95,212	76,547

	2007 £'000	2006 £'000
Profit before tax	**95,212**	76,547
Tax calculated at UK Corporation Tax rate of 30%	**28,564**	22,965
Non-deductible expenses *	**3,103**	5,741
Share based payments	**2,005**	988
Other adjustments to taxable profit **	**(8,733)**	-
Adjustments to tax charge in respect of prior periods	**(125)**	(149)
Effect of UK and non-UK tax rate differences	**(2,826)**	401
Effect of reduction in UK tax rate	**809**	-
Tax on associates	**(791)**	(743)
Total income tax expense	**22,006**	29,203
Less:-		
- tax on profits from discontinued operations	**-**	(501)
- tax credit on loss on sale of US operations	**-**	631
Total income tax expense in income statement	**22,006**	29,333

* Non-deductible expenses for 2007 relate principally to non-deductible entertaining expenses and the impairment of goodwill attributable to Latin America. The non deductible expenses for 2006 relate principally to losses realised on disposals in the United States during the year that are not allowable.

** The other adjustments to taxable profit for 2007 relate principally to the gain realised on the disposal of the Group's investment in Courcelles Participation that is not subject to tax.

8. Dividends

	2007 £'000	2006 £'000
Final dividend in respect of 2006 of 12.0p per share (2005: 12.0p)	**25,493**	25,553
Less: adjustment*	**(38)**	(1,144)
	25,455	24,409
Interim dividend in respect of 2007 of 8.5p per share (2006: 8.5p)	**18,057**	18,139
	43,512	42,548

* Adjustment relating to dividend equivalents accrued in respect of various performance related share awards and long-term incentive plans not currently anticipated to fully vest.

A final dividend in respect of 2007 of 12.0p per share (2006: 12.0p) amounting to a total of £25,714,000 (2006: £25,808,000) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting.

9. Earnings per Share

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding unallocated shares held by the Trustees of the Employees' Share Ownership Plan Trust.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to take account of the potential dilutive effect of outstanding share options.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below.

	2007 No. of shares	2006 No. of shares
Weighted average number of ordinary shares in issue	**214,732,389**	213,715,863
Effect of outstanding share options	**474,373**	238,119
Adjusted weighted average number of shares	**215,206,762**	213,953,982

Earnings reconciliation	**2007 £'000**	**Basic pence per share**	**Diluted pence per share**	2006 £'000	Basic pence per share	Diluted pence per share
Underlying profit	**55,911**	**26.0**	**26.0**	50,832	23.8	23.8
Impairment charges	(3,430)			(4,359)		
Taxation thereon	9			1,155		
	(3,421)	(1.6)	(1.6)	(3,204)	(1.5)	(1.5)
Exceptional items	16,183			18,648		
Taxation thereon	3,729			(6,024)		
	19,912	9.3	9.3	12,624	5.9	5.9
Profit attributable to shareholders - continuing operations	**72,402**	33.7	33.7	60,252	28.2	28.2
Profit attributable to shareholders - discontinued operations	-	-	-	(14,086)	(6.6)	(6.6)
Profit attributable to shareholders	**72,402**	**33.7**	**33.7**	46,166	21.6	21.6

10. Available-for-sale financial assets

Available for sale financial assets are categorised according to their nature into one of two categories:

1) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these investments are held at fair value and are classified between current and non-current assets according to maturity date.

2) Other investments, which include securities and other investments held for strategic purposes - these investments are held at fair value unless a fair value cannot be accurately determined in which case they are held at cost less any provision for impairment.

	Other investments £'000	Investments & deposits £'000	Total £'000
At 1st January 2007	2,481	13,231	15,712
Exchange differences	62	1,004	1,066
Additions	18	8,243	8,261
Disposals/maturities	(402)	(11,253)	(11,655)
Revaluation surplus/(deficit) (included within equity)	(1,313)	66	(1,247)
At 31st December 2007	**846**	**11,291**	**12,137**
Analysis of available-for-sale financial assets			
Current	-	11,103	11,103
Non- current	846	188	1,034
At 31st December 2007	**846**	**11,291**	**12,137**
Analysis of available-for-sale investments and deposits			
Fiduciary		10,961	
Own funds		330	
At 31st December 2007		**11,291**	
At 1st January 2006	4,582	70,992	75,574
Exchange differences	(60)	(1,388)	(1,448)
Additions	453	7,235	7,688
Companies disposed of	(27)	-	(27)
Disposals/maturities	(156)	(63,873)	(64,029)
Revaluation surplus/(deficit) (included within equity)	(1,799)	265	(1,534)
Impairment charge	(512)	-	(512)
At 31st December 2006	2,481	13,231	15,712
Analysis of available-for-sale financial assets			
Current	-	9,069	9,069
Non- current	2,481	4,162	6,643
At 31st December 2006	2,481	13,231	15,712
Analysis of available -for-sale investments and deposits			
Fiduciary		12,005	
Own funds		1,226	
At 31st December 2006		13,231	

11. Derivative financial instruments

	31st December 2007		31st December 2006	
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Interest-rate swaps - cash flow hedges	-	(402)	-	(995)
Forward foreign exchange contracts - cash flow hedges	4,293	(425)	9,143	-
Total	4,293	(827)	9,143	(995)

	31st December 2007		31st December 2006	
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Current	3,890	(730)	7,187	-
Non current	403	(97)	1,956	(995)
Total	4,293	(827)	9,143	(995)

The Group's treasury policies are approved by the Board and are implemented by a centralised treasury department. The treasury department operates within a framework of policies and procedures that establishes specific guidelines to manage currency risk, liquidity risk and interest rate risk and the use of counter-parties and financial instruments to manage these. The treasury department is subject to regular internal and external audit.

The Group uses various derivative instruments including forward foreign exchange contracts, interest rate swaps and forward currency collars and options to manage the risks arising from variations in currency and interest earnings that arise from movements in exchange and interest rates. Derivative instruments purchased are primarily denominated in the currencies of the Group's main markets.

Where forward foreign exchange contracts have been entered into to manage currency risk, they are designated as hedges of currency risk on specific future cash flows, which qualify as highly probable transactions for which hedge accounting has been used. The Group anticipates that hedge accounting criteria will continue to be met on its foreign currency and interest rate hedging activities and that no material ineffectiveness will arise which will give rise to timing issues on gains or losses being recognised through the profit and loss account.

The fair value after tax of financial derivatives based upon market values as at 31st December 2007 and designated as effective cash flow hedges was £3.5 million and has been deferred in equity (2006: £8.1 million). Gains and losses arising on derivative instruments outstanding as at 31st December 2007 will be released to the income statement at various dates up to twenty four months from the balance sheet date. No material amounts were transferred to the income statement during the period in respect of the fair value of financial derivatives.

Transactions maturing within 12 months of the balance sheet date are classified in current maturities. Transactions maturing in a period in excess of 12 months of the balance sheet are classified as non-current maturities.

a) Forward Foreign Exchange Contracts

The Group's major currency transaction exposure arises in US$ and the Group continues to adopt a prudent approach in actively managing this exposure. As at 31st December 2007 the Group had outstanding forward foreign exchange contracts, including foreign currency collars, principally in US$, amounting to a principal value of £169,927,888 (2006: £209,812,000).

b) Interest Rate Swaps and Forward Rate Agreements

The Group uses interest rate hedges, principally interest rate swaps, to mitigate the impact upon interest earnings and expense of changes in interest rates. The notional principal amounts of outstanding interest rate swaps and FRAs as at 31st December 2007 were US$100,000,000 and £50,000,000 (2006: US$100,000,000 and £50,000,000). Interest rate hedges outstanding at 31st December 2007 have US$ fixed interest rates, which hedge US$ LIBOR at 4.6% and £ LIBOR at 4.5% (2006: US$ 4.6% and £ 4.5%). The weighted average period to maturity is 3.7 months. These interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity.

c) Price Risk

The Group does not have a material exposure to commodity price risk.

12. Trade and other receivables

Current receivables and prepayments	2007 £'000	2006 £'000
Trade receivables	117,722	98,018
Less: Provision for bad debt	(12,281)	(14,810)
Trade receivables - net	105,441	83,208
Other debtors	47,532	50,291
Prepayments	7,879	4,336
	160,852	137,835

13. Cash and cash equivalents

	2007 £'000	2006 £'000
Cash at bank and in hand	182,317	100,981
Short term bank deposits	166,342	249,358
	348,659	350,339
	£'000	£'000
Fiduciary funds	298,352	273,485
Own funds	50,307	76,854
	348,659	350,339

The effective interest rate and average maturity in respect of short-term deposits was 6.34% (2006: 5.0%). These deposits have an average maturity of 15 days (26 days in 2006).

14. Trade and other payables

	2007 £'000	2006 £'000
Insurance creditors	309,313	285,490
Social security and other taxes	9,424	8,453
Other creditors	66,939	59,719
Accruals and deferred income	58,832	57,016
	444,508	410,678

15. Retirement benefit obligations

The Group operates a number of pension schemes throughout the world, the most significant of which are of the defined benefit type and operate on a funded basis. The principal pension schemes are the Jardine Lloyd Thompson Pension Scheme in the UK, the JLT (USA) Employee Retirement Plan, the Pension Plan for Employees of Jardine Lloyd Thompson Canada Inc, the Jardine Lloyd Thompson Ireland Limited Pension Fund and the Jardine Matheson Executive Staff Retirement Plan (JMESRP), the Jardine Matheson Resident Staff Retirement Plan (JMRSRP) and the Menu Plan sections of the Jardine Matheson Group Retirement Plan in Hong Kong.

During the year the schemes in Canada, Ireland and Hong Kong have been recognised on the Group balance sheet for the first time.

15. Retirement benefit obligations cont'd

The pension costs for the year are comprised as follows:

	2007			2006		
	UK £'000	Overseas £'000	Total £'000	UK £'000	Overseas £'000	Total £'000
Defined benefit schemes	-	-	-	11,021	-	11,021
Defined contribution schemes	8,947	6,725	15,672	3,296	6,496	9,792
	8,947	6,725	15,672	14,317	6,496	20,813

The Jardine Lloyd Thompson Pension Scheme is based in the UK and has two sections: one providing defined benefits based primarily on Final Pensionable Salary and the other providing benefits on a defined contribution basis. The assets of the scheme are held in a trustee administered fund separate from the Company.

With effect from 1st December 2006, the Scheme was amended to eliminate future benefit accruals. Under the Scheme as amended, a participant's normal retirement benefit will be determined based on their service and compensation prior to 1st December 2006. The average compensation and length of service will be determined as at 1st December 2006. The amendment to the plan gave rise to a curtailment gain of £31,300,000 which was treated as an exceptional item in 2006. The Company agreed to make additional contributions to the scheme totalling £65 million. An initial amount of £14 million was paid in December 2006 and a further amount of £31 million was paid in January 2007, the balance of £20 million will be paid in equal instalments in January 2008 and January 2009.

The last formal valuation of the Jardine Lloyd Thompson Pension Scheme was undertaken at 1st April 2006. This was updated to 31st December 2007 by a qualified actuary employed by the Group.

The principal overseas schemes are:

a) The JLT (USA) Incentive Savings Plan which is a defined contribution scheme. Employees may contribute up to 50% of their salary up to a maximum allowed by law - $15,000 in 2007 - and the Group contributes at a rate of 100% of each 1% contributed by the employee up to a maximum employee contribution of 4%.

b) The JLT (USA) Employee Retirement Plan which is a defined benefit scheme. The latest actuarial valuation was undertaken at 31st December 2005 by independent actuaries. With effect from 31st July 2005 the Plan was amended to eliminate future benefit accruals. Under the Plan as amended, a participant's normal retirement benefit will be determined based on their service and compensation prior to 31st July 2005. The average compensation and length of service will be determined as at 31st July 2005.

c) The Pension Plan for Employees of Jardine Lloyd Thompson Canada Inc. The JLT Canada Pension Plan has two sections; one providing defined benefits based primarily on the 2007 pensionable salary and the other providing benefits on a defined contribution basis. The JLT pension contribution for the defined contribution plan ranged from 3% to 15% based on an Age and Service factor where service has twice the weight of age. The last formal valuation of the JLT Canada Pension Plan was undertaken as of 31st December 2004 by a qualified third party actuary. A valuation as of 31st December 2007 is currently being prepared.

d) The Jardine Lloyd Thompson Ireland Limited Pension Fund which is a defined benefit pension scheme with assets held in a separately administered fund. The contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation for funding purposes was carried out by a qualified independent actuary as at 31st December 2005. The scheme is based on final salary and is closed to new entrants. The company also operates a defined contribution scheme namely The Jardine Lloyd Thompson 2004 Retirement Benefits Scheme which is held and administered by a separate trust.

e) The Jardine Matheson Executive Staff Retirement Plan (JMESRP), Jardine Matheson Resident Staff Retirement Plan (JMRSRP) and Menu Plan section B and C of the Jardine Matheson Group Retirement Plan (JMGRP). The JMRSRP and section C of the JMGRP provides benefits based on final salary, which are solely funded by the participating employer, while the JMESRP and section B of the JMGRP provide benefits based on final salary, which are funded by both the participating employer and the members.

15. Retirement benefit obligations cont'd

The principal assumptions used in the valuations as at 31st December 2007 and prior year were as follows:

31st December 2007	UK Scheme	US Scheme	Canadian Scheme	Irish Scheme	Hong Kong Scheme
Rate of increase in salaries	n/a	n/a	4.00%	5.00%	5.00%
Rate of increase of pensions in payment (retail prices limited to 5% per annum) (a)	3.30%	n/a	2.50%	3.00%	n/a
Discount rate	5.90%	5.75%	5.50%	5.70%	4.90%
Inflation rate	3.30%	3.00%	2.50%	2.50%	n/a
Revaluation rate for deferred pensioners	3.30%	n/a	n/a	2.50%	n/a
Expected return on plan assets (b)	6.90%	8.50%	8.00%	5.90%	7.50%
Mortality - life expectancy at age 65 for male member: (c)					
Aged 65 at 31st December	21.9	17.6	19.6	19.2	n/a

31st December 2006	UK Scheme	US Scheme	Canadian Scheme	Irish Scheme	Hong Kong Scheme
Rate of increase in salaries	n/a	n/a	n/a	n/a	n/a
Rate of increase of pensions in payment (retail prices limited to 5% per annum) (a)	3.00%	n/a	n/a	n/a	n/a
Discount rate	5.20%	5.75%	n/a	n/a	n/a
Inflation rate	3.00%	3.00%	n/a	n/a	n/a
Revaluation rate for deferred pensioners	3.00%	n/a	n/a	n/a	n/a
Expected return on plan assets (b)	6.80%	8.24%	n/a	n/a	n/a
Mortality - life expectancy at age 65 for male member: (c)					
Aged 65 at 31st December	19.8	17.6	n/a	n/a	n/a

(a) Provision has been made for alternative pension increase guarantees where appropriate.

(b) The expected return on scheme assets assumption was determined as the average of the expected returns on the assets held by the schemes on 31st December of the previous year.

(c) Mortality assumptions for the UK scheme are based on the 92 Medium Cohort Year of Birth (2006: 92 series amounts table for calendar year 2020, plus an additional 5% loading to the liabilities). Mortality assumptions for the US scheme are based on the RP-2000 Combined Healthy Mortality table. Mortality assumptions for the Canadian scheme are based on 1994 Uninsured Pensioner Mortality Table projected using Scale AA to 2023 for all members. Mortality assumptions for the Irish scheme, in respect of both active and deferred pensioners, assume that deaths before retirement will be in accordance with standard mortality table AM92 for males and AF92 for females, and deaths after retirement will be in accordance with standard mortality table PMA92/PFA92 (C=2004, 90%qx) with appropriate allowance for expected future improvements in mortality. Existing pensioners have been valued using open market CPA (compulsory purchase annuity) rates.

	UK Scheme		Overseas Schemes		Total	
Defined Benefit obligation	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Present value of funded obligations	(442,751)	(473,916)	(50,106)	(26,901)	(492,857)	(500,817)
Fair value of plan assets	415,499	380,271	49,966	20,731	465,465	401,002
Net liability	**(27,252)**	**(93,645)**	**(140)**	**(6,170)**	**(27,392)**	**(99,815)**

	Total	
Defined Benefit obligation recognised in the balance sheet	**2007**	**2006**
Retirement benefit surpluses	4,464	-
Retirement benefit obligations	(31,856)	(99,815)
Net liability	**(27,392)**	**(99,815)**

15. Retirement benefit obligations cont'd

Reconciliation of defined benefit liability	UK Scheme 2007	UK Scheme 2006	Overseas Schemes 2007	Overseas Schemes 2006	Total 2007	Total 2006
Opening defined benefit liability	(93,645)	(145,837)	(6,170)	(7,354)	(99,815)	(153,191)
Exchange differences	-	-	240	858	240	858
Pension income	2,444	19,908	138	139	2,582	20,047
Employer contributions	31,000	28,102	3,333	664	34,333	28,766
Total gain/(loss) recognised in SORIE	32,949	4,182	2,319	(477)	35,268	3,705
Net liability recognised in the balance sheet	**(27,252)**	**(93,645)**	**(140)**	**(6,170)**	**(27,392)**	**(99,815)**

Reconciliation of defined benefit obligation	UK Scheme 2007	UK Scheme 2006	Overseas Schemes 2007	Overseas Schemes 2006	Total 2007	Total 2006
Opening defined benefit obligation	(473,916)	(477,145)	(26,901)	(29,980)	(500,817)	(507,125)
Exchange differences	-	-	(1,057)	3,613	(1,057)	3,613
Service cost	-	(11,021)	-	-	-	(11,021)
Interest cost	(24,224)	(22,507)	(1,476)	(1,579)	(25,700)	(24,086)
Employer contributions	-	(2,910)	-	-	-	(2,910)
Additional overseas schemes	-	-	(21,547)	-	(21,547)	-
Gain/(loss) on defined benefit obligation	39,244	(2,991)	(483)	(363)	38,761	(3,354)
Actual benefit payments	16,145	11,358	1,358	1,408	17,503	12,766
Settlement/curtailment	-	31,300	-	-	-	31,300
Closing defined benefit obligation	**(442,751)**	**(473,916)**	**(50,106)**	**(26,901)**	**(492,857)**	**(500,817)**

Reconciliation of fair value of assets	UK Scheme 2007	UK Scheme 2006	Overseas Schemes 2007	Overseas Schemes 2006	Total 2007	Total 2006
Opening value of assets	380,271	331,308	20,731	22,625	401,002	353,933
Exchange differences	-	-	1,297	(2,754)	1,297	(2,754)
Expected return on assets	26,668	22,136	1,614	1,718	28,282	23,854
Gain/(loss) on assets	(6,295)	7,173	58	(114)	(6,237)	7,059
Employer contributions	31,000	28,102	3,333	664	34,333	28,766
Additional overseas schemes	-	-	24,291	-	24,291	-
Employee contributions	-	2,910	-	-	-	2,910
Actual benefit payments	(16,145)	(11,358)	(1,358)	(1,408)	(17,503)	(12,766)
Closing value of assets	**415,499**	**380,271**	**49,966**	**20,731**	**465,465**	**401,002**

The analysis of the fair value of the scheme assets is as follows:

31st December 2007	UK Scheme Long term rate of return	UK Scheme Value £'000	UK Scheme Value %	Overseas Schemes Long term rate of return	Overseas Schemes Value £'000	Overseas Schemes Value %
Equities	8.00%	167,375	40%	9.69%	23,443	47%
Bonds	5.00%	205,845	50%	5.47%	13,093	26%
Other assets	8.00%	36,540	9%	5.95%	12,780	26%
Cash	5.00%	5,739	1%	3.14%	650	1%
Total market value	**6.90%**	415,499	**100%**	**7.54%**	49,966	**100%**

15. Retirement benefit obligations cont'd

31st December 2006	UK Scheme Long term rate of return	UK Scheme Value £'000	UK Scheme Value %	Overseas Schemes Long term rate of return	Overseas Schemes Value £'000	Overseas Schemes Value %
Equities	7.90%	222,333	58%	9.50%	13,457	65%
Bonds	4.70%	102,666	27%	6.20%	4,909	24%
Other assets	6.70%	36,719	10%	8.21%	421	2%
Cash	-	18,563	5%	4.30%	1,944	9%
Total market value	6.80%	380,281	100%	8.24%	20,731	100%

Other assets include hedge funds and property. The scheme does not hold cash as a strategic investment. Cash balances at the 31st December represent working balances and, as at 31st December 2006, £18.0m cash, pending investment in corporate bonds.

Reconciliation of return on assets	**UK Scheme 2007**	**UK Scheme 2006**	**Overseas Schemes 2007**	**Overseas Schemes 2006**	**Total 2007**	**Total 2006**
Expected return on assets	26,668	22,136	1,614	1,718	28,282	23,854
Gain/(loss) on assets	(6,295)	7,173	58	(114)	(6,237)	7,059
Actual return on assets	**20,373**	**29,309**	**1,672**	**1,604**	**22,045**	**30,913**

The amounts recognised in the consolidated income statement are as follows:

	UK Scheme 2007	**UK Scheme 2006**	**Overseas Schemes 2007**	**Overseas Schemes 2006**	**Total 2007**	**Total 2006**
Service cost	-	(11,021)	-	-	-	(11,021)
Past service cost	-	-	-	-	-	-
Settlement/curtailment	-	31,100	-	-	-	31,300
Total (included within salaries and associated expenses)	-	20,279	-	-	-	20,279
Interest cost	(24,224)	(22,507)	(1,476)	(1,579)	(25,700)	(24,086)
Expected return on assets	26,668	22,136	1,614	1,718	28,282	23,854
Total (included within finance costs)	2,444	(371)	138	139	2,582	(232)
Profit/(Loss) before taxation	**2,444**	**19,908**	**138**	**139**	**2,582**	**20,047**

The amounts recognised in the consolidated statement of income and expense are as follows:

	UK Scheme 2007	**UK Scheme 2006**	**Overseas Schemes 2007**	**Overseas Schemes 2006**	**Total 2007**	**Total 2006**
Gain/(loss) on defined benefit obligation	39,244	(2,991)	(483)	(363)	38,761	(3,354)
Gain/(loss) on plan assets	(6,295)	7,173	58	(114)	(6,237)	7,059
Additional overseas schemes	-	-	2,744	-	2,744	-
Total actuarial gains/(losses) recognised	32,949	4,182	2,319	(477)	35,268	3,705
Cumulative actuarial losses recognised	77,213	110,162	5,953	8,272	83,166	118,434

15. Retirement benefit obligations cont'd

The five year history of experience adjustments is as follows:

	UK Scheme				
	2007 £'000	2006 £'000	2005 £'000	2004 £'000	2003 £'000
Defined benefit obligation at end of year	(442,751)	(473,916)	(477,145)	(388,499)	(347,160)
Fair value of plan assets	415,499	380,271	331,308	273,150	190,197
Deficit in the scheme	**(27,252)**	**(93,645)**	**(145,837)**	**(115,349)**	**(156,963)**
Difference between the expected and actual return on plan assets					
- amount (£'000)	(6,295)	7,173	31,642	3,140	17,430
- expressed as a percentage of the plan assets	(1.52%)	1.89%	9.55%	1.15%	9.16%
Experience losses on plan liabilities					
- amount (£'000)	(2,227)	2,063	82	(2,364)	(28,810)
- expressed as a percentage of the present value of the plan liabilities	0.50%	(0.44%)	(0.02%)	0.61%	8.30%

	Overseas Schemes				
	2007 £'000	2006 £'000	2005 £'000	2004 £'000	2003 £'000
Defined benefit obligation at end of year	(50,106)	(26,901)	(29,979)	(25,560)	(25,088)
Fair value of plan assets	49,966	20,731	22,625	19,896	20,678
Deficit in the scheme	**(140)**	**(6,170)**	**(7,354)**	**(5,664)**	**(4,410)**
Difference between the expected and actual return on plan assets					
- amount (£'000)	58	(114)	(148)	(394)	1,980
- expressed as a percentage of the plan assets	0.26%	(0.55%)	(0.65%)	(1.98%)	9.58%
Experience losses on plan liabilities					
- amount (£'000)	482	(1,291)	315	(165)	104
- expressed as a percentage of the present value of the plan liabilities	1.79%	4.80%	(1.05%)	0.65%	(0.41%)

The 2007 amounts are expressed as percentages of the overseas schemes excluding the additional overseas schemes recognised in 2007, to allow comparability.

The expected employer contributions for the year ending 31st December 2008 are as follows:

	Defined benefit sections £'000	Defined contribution sections £'000	Total £'000
Jardine Lloyd Thompson Pension Scheme	10,000	7,200	**17,200**
JLT (USA) Employee's Retirement Plan	1,712	174	**1,886**
Canada	925	39	**964**
Ireland	253	40	**293**
Hong Kong	13	47	**60**
Total expected contributions	**12,903**	**7,500**	**20,403**

16. Provisions

	Property related provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2007	**9,308**	**28,390**	**4,759**	**736**	**43,193**
Exchange adjustment	(7)	56	40	-	89
Reclassification from current assets/liabilities	-	-	(257)	(9)	(266)
Adjustment to gross basis	-	(10,008)	-	-	(10,008)
Utilised in the year	(1,581)	(3,660)	(2,193)	(89)	(7,523)
Charged to the Income Statement	2,526	105	-	(152)	2,479
Interest charge	187	-	102	24	313
Acquisitions	-	-	487	-	487
At 31st December 2007	**10,433**	**14,883**	**2,938**	**510**	**28,764**

	Property related provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2006	10,147	35,538	11,986	956	58,627
Exchange adjustment	(74)	(85)	(495)	-	(654)
Reclassification from current assets/liabilities	(186)	204	-	(37)	(19)
Adjustment to gross basis	-	(7,839)	-	-	(7,839)
Utilised in the year	(2,410)	(961)	(2,811)	(207)	(6,389)
Charged to the Income Statement	1,586	1,533	-	-	3,119
Interest charge	245	-	(21)	24	248
Acquisitions	-	-	(3,900)	-	(3,900)
At 31st December 2006	9,308	28,390	4,759	736	43,193

	2007 £'000	2006 £'000
Analysis of total provisions:		
Non-current - to be utilised in more than one year	**8,291**	7,692
Current - to be utilised within one year	**20,473**	35,501
	28,764	43,193

Property related provisions

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Provision is made for the future rental cost of vacant property. In calculating the provision required, account is taken of the duration of the lease and any recovery of cost achievable from subletting. Property provisions occur principally in the USA and UK and relate to a variety of lease commitments. The longest lease terms for each country are to 2014 and 2016 respectively.

Litigation provisions

At any point in time the Group can be involved in a variety of litigation issues. A balance sheet provision is established in respect of such issues when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. The Group analyses its litigation exposures based on available information, including external legal consultation where appropriate, to assess its potential liability. Where appropriate the Group also provides for the cost of defending or initiating such matters.

Where a litigation provision has been made it is stated gross of any third party recovery. All such recoveries are included as "other debtors" within trade and other receivables. At 31st December 2007, in connection with certain litigation matters, the Group's litigation provisions include an amount of £0.2 million (2006: £10.2 million) to reflect this gross basis and the corresponding insurance recovery has been included within trade and other receivables. This presentation has had no effect on the Consolidated Income Statement for the period ended 31st December 2007 (2006: Nil).

16. Provisions cont'd

Deferred consideration

Provision is made in respect of additional consideration payable following the initial completion of an acquisition. The value of the deferred consideration may be revised from time to time prior to final settlement.

Acquisition integration provisions

These represent costs expected to be incurred as a result of combining and restructuring operations following an acquisition. These costs are not associated with the ongoing activities of the company.

In accordance with the requirements of IAS 37 the Group has discounted certain provisions to their present value. The discount rate applied to each provision is appropriate to the nature of the provision and the location in which the liability occurs. The interest charge, represents the unwinding of the provision discounting, and has been included as part of "Finance charges" within the Consolidated Income Statement.

17. Changes in Shareholders' Equity

	Share capital £'000	Share premium £'000	Fair value & other reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total Shareholders' equity £'000
Balance at 31st December 2006	**10,634**	**74,568**	**6,998**	**(4,070)**	**73,140**	**161,270**
Actuarial losses recognised in post retirement benefit schemes net of tax	-	-	-	-	25,305	25,305
Fair value gains/(losses) net of tax						
- available for sale	-	-	(1,098)	-	-	(1,098)
- cashflow hedges	-	-	(3,219)	-	-	(3,219)
Currency translation differences	-	-	-	5,564	-	5,564
Net gains/(losses) recognised directly in equity	-	-	**(4,317)**	**5,564**	**25,305**	**26,552**
Net profit	-	-	-	-	72,402	72,402
Total recognised income and expense for the period	-	-	**(4,317)**	**5,564**	**97,707**	**98,954**
Dividends paid	-	-	-	-	(43,512)	(43,512)
Share buy-back scheme	-	-	-	-	(2,738)	(2,738)
Shares acquired by the Employee Benefit Trust	-	-	-	-	(4,827)	(4,827)
Reversal of amortisation in respect of share based payments	-	-	-	-	7,924	7,924
Issue of share capital	33	2,196	-	-	-	2,229
Balance at 31st December 2007	**10,667**	**76,764**	**2,681**	**1,494**	**127,694**	**219,300**

17. Changes in Shareholders' Equity - cont'd

For the year to 31st December 2006	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total Shareholders' equity £'000
Balance at 1st January 2006	10,615	73,370	433	6,229	57,978	148,625
Actuarial losses recognised in post retirement benefit schemes net of tax	-	-	-	-	2,612	2,612
Fair value gains/(losses) net of tax						
- available for sale	-	-	(1,072)	-	-	(1,072)
- cashflow hedges	-	-	7,637	-	-	7,637
Currency translation differences	-	-	-	(10,299)	-	(10,299)
Net gains/(losses) recognised directly in equity	-	-	6,565	(10,299)	2,612	(1,122)
Net profit	-	-	-	-	46,166	46,166
Effect of shareholding restructure in associate	-	-	-	-	(553)	(553)
Total recognised income and expense for the period	-	-	6,565	(10,299)	48,225	44,491
Dividends paid	-	-	-	-	(42,548)	(42,548)
Reversal of amortisation in respect of share based payments	-	-	-	-	9,485	9,485
Issue of share capital	19	1,198	-	-	-	1,217
Balance at 31st December 2006	10,634	74,568	6,998	(4,070)	73,140	161,270

18. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations	**2007 £'000**	2006 £'000
Cash flows from Operating activities		
Profit before taxation	**95,212**	76,547
Investment Income receivable	**(20,182)**	(19,759)
Interest payable on bank loans and finance leases	**4,891**	3,290
Fair value losses on financial instruments	**(14)**	87
Pension financing (income)/charge	**(2,582)**	232
Unwinding of provision discounting	**312**	248
Depreciation	**7,641**	7,507
Amortisation of intangible assets	**4,399**	6,551
Negative goodwill on acquisitions	**-**	(35)
Impairment charges	**3,430**	4,359
Amortisation of share based payment	**7,924**	7,042
Amortisation of Employee Benefit Trust	**886**	954
Profit on disposal of fixed asset investments	**(567)**	4
Profit on disposal of property, plant and equipment	**(27)**	(206)
Share of results of associates undertakings	**(2,669)**	(2,543)
Gain on disposal of associate investment	**(29,097)**	-
Loss on sale or closure of operations	**-**	16,253
Pension curtailment gain	**-**	(31,300)
Non cash exceptional items	**5,750**	-
(Increase)/decrease in trade and other receivables	**(25,427)**	6,641
Increase in trade and other payables - excluding insurance broking balances	**3,915**	5,261
Decrease in provisions for liabilities and charges	**(5,046)**	(3,270)
Decrease in retirement benefit obligation	**(34,333)**	(17,745)
Net cash inflow from operations	**14,416**	60,118

19. Business combinations

During the year, the deferred consideration booked in respect of acquisitions completed in previous years has been revised following either the final settlement of amounts due or the revision of estimates based on performance conditions.

	Year of original transaction	Deferred consideration at 31st December 2006 £'000	Deferred consideration at 31st December 2007 £'000	Net movement during the year £'000	Other movements during the year £'000	Change in estimated deferred consideration £'000
US Casualty Facultative Reinsurance team	2006	1,515	132	(1,383)	(331)	**(1,052)**

During the period the following acquisitions in new and additional investments in existing businesses were completed.

	Acquisition Date	**Percentage voting rights acquired**	**Cost £'000**
Acquisition of new businesses completed during the year			
Pavilion Insurance Network PLC	May 2007	100%	**7,752**
Portland Pensions Limited	July 2007	100%	**2,412**
Park (Bermuda) Limited	July 2007	100%	**5,923**
JLT Private Client Services Pte Limited	July 2007	50%	**1,525**
Acquisition of new businesses completed during the year	Jan - Dec 2007	100%	**1,625**
Additional investments in existing businesses	Jan - Dec 2007	-	**1,924**
			21,161

The acquired goodwill detailed below is attributable to the future growth in the business, the workforce acquired and the future synergies expected.

Acquisition of Pavilion Insurance Network Plc

On 22nd May the Group's Offer for Pavilion Insurance Network PLC was declared unconditional and by 30th June 2007 had acquired 100% of the share capital. The acquired business contributed revenue of £1,479,000 and a net profit of £189,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2007 the contribution to Group revenue and net profit would have been £2,434,000 and a loss of £352,000 respectively.

	£'000
Purchase consideration:	
- cash paid	**7,752**
Total purchase consideration	**7,752**
Less fair value of net assets acquired	**(1,998)**
Goodwill	**5,754**

19. Business combinations cont'd

The assets and liabilities arising from the acquisition were as follows:

	Fair value £'000	Acquiree's carrying amount £'000
Intangible assets	1,000	1,000
Property plant and equipment	224	224
Trade and other receivables	1,010	1,010
Cash and cash equivalents	595	595
Insurance creditors	(831)	(831)
	1,998	1,998

Purchase consideration settled in cash	7,752
Cash and cash equivalents in subsidiary acquired	(595)
Cash outflow on acquisition	7,157

As at 31st December 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

Acquisition of Portland Pensions Limited

On 11th July the Group announced that it had acquired 100% of the issued share capital of Portland Pensions Limited a UK based third party administrator. The acquired business contributed revenue of £1,135,000 and a net profit of £54,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2007 the contribution to Group revenue and net profit would have been £2,183,000 and £171,000 respectively.

	£'000
Purchase consideration:	
- cash paid	2,412
Total purchase consideration	2,412
Less fair value of net assets acquired	(1,020)
Goodwill	1,392

The assets and liabilities arising from the acquisition were as follows:

	Fair value £'000	Acquiree's carrying amount £'000
Trade and other receivables	357	357
Cash and cash equivalents	1,262	1,262
Trade and other receivables	(346)	(346)
Current taxation	(273)	(273)
Deferred taxation	20	20
	1,020	1,020

Purchase consideration settled in cash	2,412
Cash and cash equivalents in subsidiary acquired	(1,262)
Cash outflow on acquisition	1,150

As at 31st December 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

19. Business combinations cont'd

Acquisition of Park (Bermuda) Limited

On 23rd July the Group announced that it had acquired 100% of the issued share capital of Park (Bermuda) Limited. The acquired business contributed revenue of £620,000 and a net loss of £433,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2007 the contribution to Group revenue and net profit would have been £1,956,000 and a loss of £200,000 respectively.

	£'000
Purchase consideration:	
- cash paid	4,384
- deferred consideration	1,539
Total purchase consideration	5,923
Less fair value of net assets acquired	(262)
Goodwill	5,661

The assets and liabilities arising from the acquisition were as follows:

	Fair value £'000	Acquiree's carrying amount £'000
Trade and other receivables	337	337
Cash and cash equivalents	275	275
Insurance creditors	(266)	(266)
Trade and other payables	(84)	(84)
	262	262

	£'000
Purchase consideration settled in cash	4,384
Cash and cash equivalents in subsidiary acquired	(275)
Cash outflow on acquisition	4,109

As at 31st December 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

Acquisition of JLT Private Client Services Pte Limited

On 26th July the Group announced that it had acquired 50.1% of the issued share capital of JLT Private Client Services Pte Limited (JLTPCS) a company based in Singapore providing life assurance services. The acquired business contributed revenue of £973,000 and a net profit of £32,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2007 the contribution to Group revenue and net profit would have been £2,109,000 and £430,000 respectively.

	£'000
Purchase consideration:	
- cash paid	1,525
Total purchase consideration	1,525
Fair value of net assets acquired	-
Goodwill	1,525

As at 31st December 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

19. Business combinations cont'd

Other acquisitions and additional investment

	£'000
Purchase consideration:	
- cash paid	3,549
Total purchase consideration	3,549
Less fair value of net liabilities acquired	81
Goodwill	3,630

As at 31st December 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

The assets and liabilities arising from all other acquisition were as follows:

	Fair value £'000	Acquiree's carrying amount £'000
Intangible assets	11	11
Property plant and equipment	90	90
Trade and other receivables	530	539
Cash and cash equivalents	12	12
Trade and other payables	(291)	(291)
Borrowings	(405)	(405)
Current taxation	(24)	(24)
Deferred taxation	(2)	(2)
Minority interests	(2)	(2)
	(81)	(81)
Purchase consideration settled in cash		3,549
Cash and cash equivalents in subsidiary acquired		(12)
Cash outflow on acquisition		3,537

As at 31st December 2007, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

Group summary of the net assets acquired and goodwill:	**Pavilion £'000**	**Portland £'000**	**Park £'000**	**JLTPCS £'000**	**Other £'000**	**Total £'000**
Purchase consideration - cash paid	7,752	2,412	4,384	1,525	3,549	19,622
Deferred consideration	-	-	1,539	-	-	1,539
Total consideration	7,752	2,412	5,923	1,525	3,549	21,161
Fair value of net assets acquired	1,998	1,020	262	-	(81)	3,199
Goodwill	**5,754**	**1,392**	**5,661**	**1,525**	**3,630**	**17,962**
Impact of revisions to deferred consideration in respect of acquisitions completed in 2006						(1,052)
Net increase in goodwill						**16,910**

20. Business disposals

On 12th February 2007, the Group announced that following the merger of its French associate SIACI SA with Assurances et Conseils Saint-Honore it had disposed of its shareholding in Courcelles Participations (the holding company for SIACI SA) in exchange for cash and a 20% shareholding in the new holding company of the merger entity, Newstone Courtage.

Under the terms of the transaction, JLT increased its direct shareholding in SIACI's businesses in Italy by 40% to 70%, in Poland by 20% to 70% and became a 62% shareholder in SIACI's business in Spain

Percentage acquired	**40% Italy £'000**	**20% Poland £'000**	**62% Spain £'000**	**Total £'000**
Intangible assets	116	-	1	117
Property plant and equipment	473	10	24	507
Trade and other receivables	4,435	228	530	5,193
Cash and cash equivalents	2,033	244	147	2,424
Insurance creditors	(1,805)	-	(470)	(2,275)
Trade and other payables	(1,777)	(55)	(28)	(1,860)
Borrowings	(5,338)	-	-	(5,338)
Current taxation	-	(4)	-	(4)
Deferred taxation	-	(23)	-	(23)
Minority interests	-	(120)	(78)	(198)
Net assets/(liabilities) at acquisition/disposal	(1,863)	280	126	(1,457)
Consideration - cash	666	264	438	1,368
Goodwill written off at acquisition	(2,529)	16	(312)	(2,825)

Investment sold	**Courcelles £'000**
Investment in associates	(8,377)
Consideration - cash	15,615
Consideration - shares	24,569
Exchange loss recycled from exchange reserves	115
Gain on disposal	**31,922**
Net gain on the transaction	**29,097**

21. The financial information contained in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results for the year ended 31st December 2007 are unaudited and statutory accounts have not yet been delivered to the Registrar of Companies.

22. Statutory accounts for the year ended 31st December 2007 will be posted to shareholders no later than 31st March 2008 and delivered to the Registrar of Companies following the Annual General Meeting on 30th April 2008.

23. The shareholders entered in the Register of Members at 4.00pm on 4th April 2008 will be entitled to the proposed final dividend of 12.0p per share which will, subject to approval at the Annual General Meeting to be held on 30th April 2008, be payable on 1st May 2008.

24. Copies of the preliminary press release (and statutory accounts when available) may be obtained from the Secretary, Jardine Lloyd Thompson Group plc, 6 Crutched Friars, London EC3N 2PH.

END